Media Release 10 January 2022 Sydney, Australia 9 January 2022 Chicago, USA

Exhibit 99.2
James Hardie Industries Appoints Chief Technology Officer

Dr. Joe Liu appointed as Global CTO

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, announced the appointment of Dr. Joe Liu as Chief Technology Officer.

Dr. Liu joined James Hardie after an impressive 26-year career with 3M Company, where he held a variety of Research & Development (R&D), Commercial and International Management roles of increasing responsibility over the course of his career. Early assignments in technical roles across multiple 3M product lines led to progression to Vice President R&D of 3M International Operations, Vice President & Managing Director of 3M Southeast Asia Region, to his most recent role of Senior Vice President, R&D and Commercialization of 3M Global Consumer Business Group.  Joe will utilize his vast and deep experiences across R&D, Commercial and General Management to help drive the commercialization of innovative new products that will help change the way the world builds.

Commenting on the appointment, James Hardie CEO, Harold Wiens said, “I am pleased to announce Joe’s appointment as CTO of James Hardie. Joe brings a strong track record of leadership within commercial, innovation and international management roles, along with a deep background in R&D. His experience commercializing innovations based on insights regarding the end consumer is the perfect fit for our innovation strategy at James Hardie.”

Dr. Liu stated, “After the past two months of onboarding and learning the business, I am excited to take on the CTO role at James Hardie, a company that is focused on commercializing innovative new products that help the homeowner beautify their home while also helping to protect their home. I have the pleasure of inheriting a world class team of R&D professionals with deep knowledge and experience.”

Dr. Liu received a B.S. and a Ph.D. in thermal Energy and Power Engineering from Xi’an Jiatong University in China, and also received a Ph.D in Mechanics from the University of Minnesota.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results

Media Release: James Hardie Industries Appoints Chief Technology Officer	1

Media Release 10 January 2022 Sydney, Australia 9 January 2022 Chicago, USA

may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by Mr. Jason Miele, Chief Financial Officer.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Industries Appoints Chief Technology Officer	2